

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 1, 2015

Via E-mail
Ms. Margaret Stapleton
Executive Vice President and Principal Financial/Accounting Officer
Century Casinos, Inc.
455 E. Pikes Peak Ave., Suite 210
Colorado Springs, CO 80903

> **Re:    Century Casinos, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **File No. 000-22900**

Dear Ms. Stapleton:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Note 3. Acquisitions

Mendoza Central Entretenimientos S.A., page F22

1. We note that you have a three year option to purchase up to 50% of the shares of MCE.  Please tell us the terms of the option, including the exercise price and whether any conditions limit your ability to exercise the option.

2. We note that you own 7.5% of MCE and have an option to acquire additional shares.  You also have the right to appoint one director to MCE's board of directors.  Further, through a Consulting Service Agreement, you advise MCE and receive both a fixed fee and a percentage of MCE's EBITDA.  Please provide us with your analysis of whether MCE is a variable interest entity and whether you are the primary beneficiary.

Note 4. Property and Equipment, page F22

3. Please tell us your capitalization policy as it relates to construction/development costs including interest, salaries and G&A, real estate taxes and any other significant amounts that are capitalized during the pre-acquisition phase and the construction phase. Include within your response the periods of capitalization and a discussion of when the capitalization period ends.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate
& Commodities